Morgan Lewis

Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

Via EDGAR Correspondence

November 1, 2024

Emily Rowland

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re: BNY Mellon ETF Trust II (the “Registrant”)

File No. 333-282141

Dear Ms. Rowland:

This letter responds to comments you provided on October 9, 2024, with respect to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the BNY Mellon Tax Managed Growth Fund (the “Target Fund”), a series of BNY Mellon Investment Funds IV, Inc., into the BNY Mellon Concentrated Growth ETF (the “Acquiring ETF”), a newly created series of the Registrant. Summaries of the comments and responses thereto on behalf of the Registrant are provided below.

1.	Comment: The Staff reminds the Registrant and management that they are responsible for the accuracy and adequacy of their disclosures notwithstanding any review, comment, action, or absence of action by the Staff.

Response: The Registrant acknowledges the Staff’s comments.

2.	Comment: Where a comment is provided in one part of the filing, please apply the comment to all similar disclosure included in the filing.

Response: The Registrant has made revisions in response to comments throughout the document, as applicable.

3.	Comment: Please either include the Target Fund’s financial highlights or incorporate the Target Fund’s financial highlights by reference per Item 6 of Form N-14.

Morgan, Lewis & Bockius llp 1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

Response: Disclosure has been added to the “Financial Statements and Experts” section of the Prospectus/Proxy Statement to incorporate the Target Fund’s financial highlights by reference.

4.	Comment: Please confirm in correspondence and disclose in the filing that the Target Fund will be the accounting survivor of the reorganization.

Response: The Registrant confirms the Target Fund will be the accounting survivor of the reorganization and has disclosed this in the filing.

5.	Comment: Please confirm the correct name of the Target Fund will be included in the final tax opinion.

Response: The Registrant confirms the correct name of the Target Fund will be included in the final tax opinion.

6.	Comment: With respect to the following sentence included in the Shareholder Letter, please (i) present the sentence in bold font and (ii) revise to clarify there are other types of Non-Qualifying Accounts.

If you hold your Fund shares through an individual retirement account or group retirement plan whose plan sponsor does not have the ability to hold shares of an ETF on its platform, please see additional information below.

Response: The Registrant has bolded the sentence as requested and revised as follows:

If you hold your Fund shares through an account that is not permitted to hold Acquiring ETF shares (a “Non-Qualifying Account”), including through an individual retirement account or group retirement plan whose plan sponsor does not have the ability to hold shares of an ETF on its platform, please see additional information below.

7.	Comment: Please supplementally explain why for certain Non-Qualifying Accounts the cash amounts received will equal the net asset value of the Target Fund shares two to three weeks before the reorganization, while for other Non-Qualifying Accounts the cash amounts received will equal the net asset value of the Target Fund shares immediately prior to the reorganization. Please also supplementally explain how this complies with Section 18 of the 1940 Act.

Response: In an effort to complete the reorganization in the most efficient manner, management will seek to reduce the number of Target Fund shares held in Non-Qualifying Accounts in advance of the reorganization. To the extent shares held in a Non-Qualifying Account are not transferred to a Qualifying Account or exchanged for shares of a different fund, the shares will be redeemed by the Target Fund. To implement that goal, shares held in known Non-Qualifying Accounts – i.e., shares held in an account directly with the Target Fund at its transfer agent and shares held through a BNY Mellon-sponsored retirement account directly with the Target Fund at its transfer agent – will be redeemed by the Target Fund two to three weeks in advance of the reorganization. All remaining shares will then be held in either a Qualifying Account, where management of the Target Fund knows that shares are held in an account that can hold ETF shares, or an unknown Non-Qualifying

Account, where management of the Target Fund does not know that the shares are held in an account that cannot hold ETF shares – i.e., shares held in a brokerage account with a financial intermediary that only allows the client to hold shares of mutual funds in the account or shares held through an individual retirement account or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform. Management of the Target Fund will encourage financial intermediaries and plan sponsors to take appropriate action with respect to shares held in an unknown Non-Qualifying Account in advance of the reorganization. Management, however, cannot guarantee that any action will be taken and may not be informed by the financial intermediary or plan sponsor of the existence of shares held in an unknown Non-Qualifying Account. In this event, these shares will be redeemed immediately prior to the reorganization. The different redemption dates for shares held in Non-Qualifying Accounts is not intended to create a different class of shares or a senior security, but is instead a result of the goal of completing the reorganization in the most efficient manner based on information known by management of the Target Fund.

8.	Comment: Please move the Q&A “What are some features of ETFs that differ from mutual funds?” to directly below the Q&A “How do Acquiring ETF shares trade?”

Response: The Registrant has moved the Q&A as requested.

9.	Comment: Please confirm the risks listed as unique to operating as an ETF in the Q&A “Do the Funds have similar investment goals, strategies and risks?” include all principal risks applicable to the Acquiring ETF’s operating as an ETF. Please also add cross-references to the discussion of the ETF specific risks included in the Q&A “Do the Funds have similar investment goals, strategies and risks?” to the Q&As “What are some features of ETFs that differ from mutual funds?” and “What are the expected benefits to the proposed reorganization for me?’

Response: The Registrant confirms the listed risks include all risks applicable to the Acquiring ETF’s operating as an ETF that the Acquiring ETF considers principal risks. The Registrant has added cross-references in the Q&As as requested.

10.	Comment: In the Q&A “Will the proposed reorganization result in higher management fees or higher total fund expenses?”, please note the Acquiring ETF’s total annual expense ratio is estimated to be lower than that of the Target Fund on both a gross and net basis.

Response: The Registrant has revised the Q&A as follows:

No. The Acquiring ETF has a lower management fee and an estimated lower total annual expense ratio than the Fund (on both a gross and net of waivers basis). Under its agreement with BNYM ETF Adviser, the Acquiring ETF has agreed to pay BNYM ETF Adviser a management fee at the annual rate of 0.50% of the value of the Acquiring ETF’s average daily net assets. BNYM ETF Adviser, in turn, will compensate Sarofim & Co. for the provision of sub-investment advisory services to the Acquiring ETF. Under its agreement with BNYM Adviser, the Fund currently pays BNYM Adviser a management fee at the annual rate of 0.95% of the value of the Fund’s average daily net assets. BNYM Adviser has contractually agreed to waive a portion of the Fund's management fee in the amount of 0.10% of the Fund’s average daily net assets until March 1, 2025, resulting in a net management fee of 0.85% until such date. On or after March 1, 2025, BNYM

Adviser may terminate this waiver agreement at any time. BNYM Adviser compensates Sarofim & Co. for the provision of sub-investment advisory services to the Fund.

The Acquiring ETF pays BNYM ETF Adviser a “unitary” fee and BNYM ETF Adviser pays substantially all of the Acquiring ETF’s expenses (everything except for the Acquiring ETF’s management fee, payments under the Acquiring ETF’s Rule 12b-1 plan (if any), interest expenses, taxes, acquired fund fees and expenses, brokerage commissions, costs of holding shareholder meetings, fees and expenses associated with the Acquiring ETF’s securities lending program, and litigation and potential litigation and other extraordinary expenses not incurred in the ordinary course of the Acquiring ETF’s business). Similarly, the Fund pays BNYM Adviser a “unitary” fee and BNYM Adviser pays substantially all of the Fund’s expenses (everything except the Fund’s management fees, Rule 12b-1 fees, interest, taxes, brokerage commissions, fees and expenses of the non-interested board members and their counsel, and extraordinary expenses). In addition, BNYM Adviser has agreed to reduce its fees in an amount equal to the Fund’s allocable portion of the fees and expenses of the non-interested board members and their counsel. Because the Acquiring ETF’s “unitary” fee is lower than the Fund’s management fee, the Acquiring ETF is expected to have a lower total annual expense ratio than the Fund. Based on operating expenses of the Fund as of June 30, 2024, the Fund’s Class A, Class C, and Class I shares’ gross total annual expense ratios were 1.21%, 1.96%, and 0.96%, respectively, and total annual expense ratios net of fee waivers were 1.10%, 1.85%, and 0.85%, respectively. The Acquiring ETF’s estimated gross total annual expense ratio is 0.50% (no fee waivers are in effect for the Acquiring ETF and, therefore, the Acquiring ETF does not have a separate net total annual expense ratio). For further information, see ~~See~~ “Summary—Fees and Expenses” in the Prospectus/Proxy Statement.

11.	Comment: In the Q&A “Will the proposed reorganization result in higher management fees or higher total fund expenses?”, please delete the second paragraph, except for the last two sentences.

Response: The Registrant believes the information in the second paragraph of the Q&A provides important and relevant information regarding each fund’s unitary fee arrangement that is helpful for a shareholder’s overall comparison of the fees and expenses of the Fund and the Acquiring ETF. As a result, the Registrant respectfully declines to delete the language as requested.

12.	Comment: Please present the last sentence in the Q&A “What if I do not want to own Acquiring ETF shares?” in bold font.

Response: The Registrant has bolded the sentence as requested.

13.	Comment: In the Q&A “How does the Fund Company’s Board of Directors recommend I vote?”, please consider stating the Board’s decision was unanimous.

Response: The Registrant has revised the first sentence of the Q&A as follows:

After considering the terms and conditions of the reorganization (including that BNYM Adviser or an affiliate of BNYM Adviser, and not the Fund, will pay the costs of the reorganization), the structure and operation of mutual funds and ETFs, and the investment objectives, strategies, and risks of the Fund and the Acquiring ETF, fees and expenses, including the total annual expense ratios, of the Fund and the Acquiring ETF, the Board unanimously concluded ~~believes~~ that reorganizing the Fund into the Acquiring ETF is in the best interests of the Fund and that the interests of the Fund's shareholders will not be diluted as a result of the reorganization.

14.	Comment: In the Notice of Special Meeting of Shareholders, please present the following sentence in bold font.

If you hold your shares through an intermediary, such as a bank or broker, you must register in advance of the Meeting.

Response: The Registrant has bolded the sentence as requested.

15.	Comment: Please ensure the disclosures in the Prospectus/Proxy Statement address any applicable comments provided by the Staff on the Registrant’s registration statement filed on Form N-1A.

Response: The Registrant confirms disclosures in the Prospectus/Proxy Statement address any applicable comments provided by the Staff on the Registrant’s registration statement filed on Form N-1A.

16.	Comment: In the Prospectus/Proxy Statement, after the bullet points discussing Non-Qualifying Accounts, please revise the first sentence to include a cross-reference to where additional detail is provided.

Response: The Registrant has included a cross-reference to the “Summary—Proposed Transaction” section of the Prospectus/Proxy Statement.

17.	Comment: In the “Fees and Expenses” section of the Prospectus/Proxy Statement, please (i) move the first four paragraphs of the section so that the section begins with the fee table and preceding lead-in paragraph, and (ii) supplementally confirm if both or either of the Target Fund’s fee waivers are subject to recoupment.

Response: The Registrant has moved the first four paragraphs of the “Fees and Expenses” section of the Prospectus/Proxy Statement to below the fee table and corresponding footnotes. The Registrant confirms neither of the Target Fund’s fee waivers are subject to recoupment.

18.	Comment: Please supplementally confirm the “Fees and Expenses” section of the Prospectus/Proxy Statement reflect current fees per Item 3 of Form N-14.

Response: The Registrant confirms the “Fees and Expenses” section of the Prospectus/Proxy Statement reflect current fees.

19.	Comment: In the fee table in the “Fees and Expenses” section of the Prospectus/Proxy Statement, please also reflect the Target Fund’s 0.10% management fee waiver described in footnote 1 to the fee table.

Response: The Registrant has updated the fee table to also reflect the Target Fund’s 0.10% management fee waiver.

20.	Comment: Please remove footnote 2 to the fee table in the “Fees and Expenses” section of the Prospectus/Proxy Statement and describe elsewhere in narrative disclosure.

Response: The Registrant has removed footnote 2 to the fee table. The substance of footnote 2 is currently included in the “Distribution and Service Fees” and the “Distribution and Service Plans” sections of the Prospectus/Proxy Statement.

21.	Comment: In the “Reasons for the Reorganization” section of the Prospectus/Proxy Statement, please disclose, if applicable, any materially adverse factors of the reorganization considered by the Fund Company’s Board of Directors.

Response: The following has been added to the “Reasons for the Reorganization” section of the Prospectus/Proxy Statement.

In addition, the Fund Company’s Board noted that certain shareholder services and privileges available through the Fund would not be available through the Acquiring ETF; however, the Fund Company’s Board determined the benefits of the Reorganization outweighed the loss of the availability of these services and privileges through the Acquiring ETF.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact me at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc: W. John McGuire

Jeff Prusnofsky